Exhibit 99.1

Cash Store Financial Reports Third Quarter Financial Results; Successfully Implements Efficiency Initiatives

EDMONTON, Aug. 13, 2012 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX: CSF; NYSE: CSFS) today announced results for the third quarter and the nine month period ended June 30, 2012. The following financial results are expressed in Canadian dollars.

On January 31, 2012, the Company completed the issuance of CAD $132.5 million aggregate principal amount of five year Senior Secured Notes, the proceeds of which were used to purchase loans receivable and other intangible assets from third-party lenders, resulting in the Company's shift from brokered lending to direct lending. Various adjustments for the quarter relate to this transaction.

Third Quarter Highlights (a table of results can be found at the end of this news release):

•         Revenue of $48.4 million, the highest quarterly level this year.

•         A 37% increase in adjusted EBITDA (excluding non-recurring charges) on a sequential basis.

•         Diluted adjusted cash earnings per share were $0.22 for the quarter, compared to $0.23 per share for the same quarter last year.

•         40 lower-volume or redundant branches were consolidated.

•         A 2.6% increase in loan volume relative to the same quarter last year and a 3.9% increase in revenues, when measured on a per branch average basis.

•         $199.9 million in loan volume, up sequentially from $191.0 million in the prior quarter, reflecting an increase of 4.6%.

Mr. Gordon Reykdal, Chairman and CEO of Cash Store Financial commented, "In the prior quarter we signaled our intention to achieve specific efficiencies through branch closures. We executed upon this. Forty lower-volume or redundant branches were closed. Retention of accounts from closed branches has been high. Overall loan volume was up to $199.6 million, a 4.6% increase relative to the prior quarter.  Average per branch revenues were up 3.9% relative to same period last year.  Adjusted EBITDA (excluding non-recurring charges) was up 37% on a sequential basis."

Mr. Reykdal continued, "As in the second quarter, adjusted EBITDA and earnings were impacted by planned long-term investments to support future growth.  These short-term or non-recurring investments include approximately $500,000 in investments related to new product development, expanded operations management, collections infrastructure and expansion into the UK, as well as legal and other non-recurring costs of approximately $350,000."

Third quarter financial detail:

•         Adjusted net cash income for the third quarter ended June 30, 2012, was $3.8 million, compared to adjusted net cash income of $4.1 million for the same quarter last year.  Included in these results is an additional cash expenditure of $456,000 related to costs to support future growth opportunities in the UK and $350,000 in legal and other non-recurring costs.

•         Net loss of $2.0 million, down from income of $1.2 million for the same quarter last year. These results reflect the following restructuring and other items totalling $2.3 million:

•         $316,000 reduction in revenue as a result of the transition from a broker model to a direct lending model.

•         $908,000 of branch closures costs.

•         $456,000 of expenditures in the UK to support future growth opportunities.

•         $602,000 due to certain adjustments related to the prior quarter arising from a correction to the allocation of the purchase price of the acquired loan portfolio and related intangibles.

•         Quarterly revenue of $48.4 million, down 1.1% from $48.9 million for the same quarter last year. We experienced an expected decrease in ancillary revenues as part of a deliberate strategy to improve retention in certain segments of our customer base.  Loan volumes of $199.9 million, down 2.3% from $204.6 million compared to the same quarter last year.

Financial detail for the nine months ended June 30, 2012:

•         For the nine months ended June 30, 2012, adjusted net cash income was $8.7 million compared to adjusted net cash income of $13.4 million in the same period last year.

•         Adjusted EBITDA of $24.0 million compared to $37.7 million for the same period last year.

•         Net loss of $11.4 million compared to income of $7.0 million in the same period last year.

•         Diluted adjusted cash earnings per share of $0.50 per share for the nine months ended June 30, 2012 compared to $0.76 per share for the same period last year.

•         Revenue of $138.3 million, down 3.1% from $142.7 million for the same period last year.

•         Loan volumes of $590.5 million, down 4.7% from $619.7 million compared to the same period last year.

Mr. Reykdal concluded: "Our recent strategic shift to on-balance sheet lending, coupled with our ongoing investment in the UK market, provide us with a powerful platform for growth. We maintain a dominant market footprint in the Canadian market, in which demand for payday loans and other alternative financial services remains high.  The Company will pay a dividend of $0.06 on September 7, 2012 to shareholders of record on August 24, 2012."

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 529 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,000 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Summary Financial Information

Thousands of dollars, except for per share amounts and branch figures			Three Months Ended		Nine Months Ended
Consolidated results			June 30	June 30	June 30	June 30
			2011	2012	2011	2012
	No. of branches	Canada	574	529	574	529
		United Kingdom	8	25	8	25
			582	554	582	554
Loan volumes
Loan fees included			$204,616	$199,861	$619,684	$590,502

Revenue
Loan fees			$33,944	$36,204	$103,071	$99,641
Other income			14,985	12,183	39,651	38,701
			48,929	48,387	142,722	138,342

Branch expenses
Salaries and benefits			14,591	13,672	43,086	42,893
Retention payments			6,775	554	20,542	9,382
Selling, general and administrative			4,481	4,417	13,355	13,640
Rent			4,589	4,659	13,561	14,228
Advertising and promotion			1,313	1,153	4,042	3,670
Provision for loan losses			662	6,413	1,979	14,568
Depreciation of property and equipment			1,710	1,675	5,057	5,236
			34,121	32,543	101,622	103,617
Branch operating income			14,808	15,844	41,100	34,725

Regional expenses			4,169	4,723	12,225	14,532
Corporate expenses			4,804	5,427	13,103	16,828
Interest expense			-	4,355	-	7,247
Branch closures costs			-	908	-	908
Impairment of property and equipment			-	-	-	3,017
Other depreciation and amortization			456	2,866	1,544	5,157
Income before income taxes and class action settlements			5,379	(2,435)	14,228	(12,964)
Class action settlements			3,206	-	3,206	-
EBITDA *			4,545	6,678	18,305	5,410
Net income (loss) and comprehensive income (loss)			$1,155	$(1,986)	$7,007	$(11,375)
Weighted average number of shares outstanding
- basic			17,339	17,431	17,207	17,426
- diluted			17,677	17,431	17,630	17,426
Basic earnings (loss) per share
Net income (loss) and comprehensive income (loss)			$0.07	$(0.11)	$0.41	$(0.65)
Diluted earnings (loss) per share
Net income (loss) and comprehensive income (loss)			$0.07	$(0.11)	$0.40	$(0.65)
Consolidated Balance Sheet Information
Working capital			$16,434	$77,382	$16,434	$77,382
Total assets			118,875	255,763	118,875	255,763
Total long-term liabilities			9,212	147,518	9,212	147,518
Total liabilities			31,751	184,372	31,751	184,372
Shareholders' equity			$87,124	$71,391	$87,124	$71,391
*EBITDA - earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

Adjusted Net Income (Loss) and Adjusted Net Cash Income Reconciliation

Thousands of dollars, except for per share amounts	Three Months Ended		Nine Months Ended
Consolidated results	June 30	June 30	June 30	June 30
	2011	2012	2011	2012

Net Income (loss) before income taxes	$2,173	$(2,435)	$11,022	$(12,964)

Adjustments to exclude certain non-cash charges or credits:
Unrealized foreign exchange loss	(5)	(7)	26	252
Revenue impact related to transitioning to a direct lending model	-	316	-	3,526
B.C. compliance order accrued costs	-	-	-	248
Loan loss provision	-	-	-	3,091
Branch closures costs	-	908	-	908
Impairment of property and equipment	-	-	-	3,017
Class action settlements	3,206	-	3,206	-
Other items, net	-	800	(397)	1,427
Adjusted income (loss) before income taxes	5,374	(418)	13,857	(495)

Adjusted income taxes normalized	2,521	(94)	5,044	(114)
Adjusted net income (loss)	2,853	(324)	8,813	(381)
Other re-occuring non-cash items:
Accretion of long-term debt discount and amortization of deferred financing costs	-	545	-	898
Depreciation of property and equipment	1,903	1,775	5,915	5,923
Amortization of intangible assets	263	2,766	687	4,470
Stock based compensation	173	189	570	575
	2,339	5,275	7,172	11,866
Income taxes normalized	1,097	1,189	2,611	2,736
	1,242	4,086	4,561	9,130
Adjusted net cash income	$4,095	$3,762	$13,374	$8,749

Diluted GAAP earnings (loss) per share	$0.07	$(0.11)	$0.40	$(0.65)
Diluted adjusted earnings (loss) per share	0.16	(0.02)	0.50	(0.02)
Diluted adjusted cash earnings per share	$0.23	$0.22	$0.76	$0.50

EBITDA and Adjusted EBITDA Reconciliation

(thousands of dollars)	2010	2011				2012
	Q5	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Consolidated Results
Net income (loss) and comprehensive income (loss)	$7,682	$3,352	$2,500	$1,155	$2,035	$989	$(10,378)	$(1,986)
Interest expense and other interest	51	44	35	34	33	103	2,920	4,383
Income tax	1,561	1,686	1,311	1,019	1,608	447	(1,587)	(449)
Stock-based compensation	260	217	180	171	218	193	193	189
Depreciation of property and equipment and amortization of intangible assets	1,578	2,201	2,234	2,166	2,313	2,359	3,493	4,541
EBITDA	$11,132	$7,500	$6,260	$4,545	$6,207	$4,091	$(5,359)	$6,678
Adjustments:
Class action settlements	$-	$-	$-	$3,206	$-	$-	$-	$-
Loan loss provision one-time addition	-	-	-	-	-	-	3,091	-
Unrealized foreign exchange (gains)/losses	9	17	14	(5)	(158)	(47)	306	(7)
Branch closures costs	-	-	-	-	-	-	-	908
Impairment of property and equipment	-	-	-	-	-	-	3,017	-
Revenue impact related to transitioning to a direct lending model	-	-	-	-	-	-	3,210	316
Effective interest component of retention payments	5,344	5,505	5,561	5,107	5,112	5,391	1,885	554
Adjusted EBITDA	$16,485	$13,022	$11,835	$12,853	$11,161	$9,435	$6,150	$8,449

Adjusted net income (loss) and adjusted net cash income are not measures prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). We define adjusted net income (loss) and adjusted net cash income as net income (loss) adjusted to exclude certain non-cash charges and credits as described below. Adjusted net cash income is defined as adjusted net income (loss) adjusted to exclude the after-tax impact of depreciation, amortization, accretion and stock based compensation. Diluted adjusted earnings (loss) per share is defined as adjusted net cash income divided by weighted average diluted shares outstanding. Diluted cash income per share is defined as adjusted cash income divided by weighted average diluted shares outstanding. The Company presents adjusted net income (loss), adjusted net cash income, diluted adjusted earnings (loss) per share, and diluted cash earnings per share as supplemental measures of its financial performance.  These measures used by management to isolate the impact of certain other net non-cash charges and to show comparative results of operations. Not all companies calculate adjusted net income (loss), adjusted net cash income, diluted adjusted earnings (loss) per share, or diluted cash earnings per share in the same fashion, and therefore these amounts as presented may not be comparable to other similarly titled measures of other companies. The table above reconciles income (loss) before income taxes as reported in our Unaudited Consolidated Statements of Operations and Comprehensive income (loss) to adjusted net income (loss), adjusted net cash income, diluted adjusted earnings (loss) per share and diluted cash earnings per share.

Adjusted EBITDA is not determined in accordance with U.S. GAAP or IFRS as issued by the International Accounting Standards Board, does not have a standardized meaning and may not be comparable to similar measures presented by other companies. Although Adjusted EBITDA, which we define as net income plus provision for income taxes, interest expense, depreciation of property and equipment, amortization of intangible assets, stock based compensation, class action settlements, certain loan loss provisions, unrealized foreign exchange (gains)/losses, loss on branch closures, impairment of property and equipment, revenue impact related to transitioning to a direct lending model and the annual return component of retention payments, does not have a standardized meaning prescribed by U.S. GAAP or IFRS, we believe it may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation from or as an alternative to operating income, cash provided from operating activities or other income or cash flow data prepared in accordance with U.S. GAAP or IFRS.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission. All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118.
Craig Warnock, Chief Financial Officer, (780) 732-5683.
Investor Relations are provided by Hayden IR. Contact is Brett Mass, Managing Partner. Contact: (646) 536-7331 (Office); or, (480) 861-2425 (Mobile).

CO: The Cash Store Financial Services Inc.

CNW 09:00e 13-AUG-12